UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DRAGONFLY ENERGY HOLDINGS CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26145B 106

(CUSIP Number)

Nicole Harvey

c/o Dragonfly Energy Holdings Corp.

1190 Trademark Dr. #108

Reno, Nevada 89521

Telephone: (775) 622-3448

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Denis Phares
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,076,423(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 16,076,423(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,076,423(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.85%
14	TYPE OF REPORTING PERSON IN

(1) Includes 132,985 options granted to the Reporting Person (as defined below) that will vest more than 60 days from the date of this filing.

Item 1. Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to shares of common stock, par value $0.0001 per share (“Common Stock”), of Dragonfly Energy Holdings Corp., a Delaware corporation, formerly known as Chardan NexTech Acquisition 2 Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 1190 Trademark Dr. #108, Reno, Nevada 89521.

Item 2. Identity and Background

This Schedule 13D is being filed by Denis Phares (the “Reporting Person”), a citizen of the United States. The reporting person’s present principal occupation is President and Chief Executive Officer of the Issuer. The Reporting Person’s business address is 1190 Trademark Dr. #108, Reno, Nevada 89521.

During the last five years, the Reporting Person was not (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Initial Acquisition of Securities from Legacy Dragonfly:

The Reporting Person founded Dragonfly Energy Corp., a Nevada corporation (“Legacy Dragonfly”), and acquired shares of Legacy Dragonfly’s common stock par value $0.001 per share (the “Legacy Dragonfly Common Stock”) and options to acquire such common stock through his services performed at Legacy Dragonfly for no additional consideration.

Acquisition of Securities in SPAC Transaction:

Chardan NexTech Acquisition 2 Corp. (“Chardan”), Legacy Dragonfly, and Bronco Merger Sub, Inc. (“Merger Sub”) entered into that certain Business Combination Agreement, dated May 15, 2022, and as amended by the Amendment to the Business Combination Agreement, dated July 12, 2022 (as so amended, the “Business Combination Agreement”), pursuant to which Merger Sub merged with and into Legacy Dragonfly effective October 7, 2022 (the “Merger”), with Legacy Dragonfly continuing as the surviving corporation in the Merger and a wholly owned subsidiary of Chardan upon the closing of the transactions contemplated therein. In connection with the closing of the Merger on October 7, 2022 (the “Closing”), Chardan filed a Third Amended and Restated Certificate of Incorporation with the Delaware Secretary of State pursuant to which, among other things, the name of Chardan was changed to Dragonfly Energy Holdings Corp.

At the Closing, by virtue of the Merger and without any action on the part of Chardan, Merger Sub, Legacy Dragonfly or the holders of any of the following securities:

(a)	Each outstanding share of Legacy Dragonfly Common Stock converted into (i) a certain number of shares of Common Stock, totaling 41,500,000 shares (including the conversion and assumption of the options to purchase shares of Legacy Dragonfly Common Stock described below), which is equal to (x) $415,000,000 divided by (y) $10.00 (the “Merger Consideration”) and (ii) the contingent right to receive Earnout Shares (as defined below) (which may be zero) following the Closing.

(b)	Each option to purchase shares of Legacy Dragonfly Common Stock, was assumed and converted into an option to acquire shares of Common Stock. The portion of the Merger Consideration reflecting the conversion of the Legacy Dragonfly options was calculated assuming that all the Issuer’s options are net-settled. With respect to the Issuer’s options received in respect of Legacy Dragonfly options that are outstanding immediately prior to the Closing and cash exercised after the Closing, up to 627,498 additional shares of the Common Stock may be issued. At the Closing, approximately 38,576,648 shares of the Merger Consideration was allocated to holders of outstanding shares of Legacy Dragonfly Common Stock and 3,664,975 shares of the Merger Consideration was allocated to holders of the assumed Legacy Dragonfly options.

In addition to the Merger Consideration set forth above, additional contingent shares (“Earnout Shares”) may be payable to each holder of shares of Legacy Dragonfly Common Stock in the Merger, subject to achieving specified milestones, up to an aggregate of 40,000,000 additional shares of the Common Stock in three tranches.

The first tranche of 15,000,000 shares is issuable if the Issuer’s 2023 total audited revenue is equal to or greater than $250 million and the Issuer’s 2023 audited operating income is equal to or greater than $35 million. The second tranche of 12,500,000 shares is issuable upon achieving a volume-weighted average trading price threshold of the Common Stock of at least $22.50 on or prior to December 31, 2026, and the third tranche of 12,500,000 shares is issuable upon achieving a volume-weighted average trading price threshold of the Common Stock of at least $32.50 on or prior to December 31, 2028. To the extent not previously earned, the second tranche is issuable if the $32.50 price target is achieved by December 31, 2028.

Upon the consummation of a change of control transaction during either the second milestone earnout period or the third milestone earnout period, any earnout milestone with respect to such earnout period that has not yet been achieved shall automatically be deemed to have been achieved if a change of control transaction is announced with an imputed share price of the Common Stock of at least $22.50 on or prior to the second earnout period or $32.50 on prior to the third earnout period.

The foregoing description of the Business Combination Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Business Combination Agreement and the amendment thereto, copies of which are filed as Exhibits 99.1 and 99.3 hereto and are incorporated herein by reference.

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

The Reporting Person acquired the securities reported herein for investment purposes. The Reporting Person intends to evaluate this investment in the Issuer and options with respect to such investment on an ongoing basis. The Reporting Person may acquire additional shares of Common Stock and/or other securities of the Issuer from time to time, and may dispose of any or all of such shares of Common Stock or other securities held or beneficially owned by the Reporting Person at any time, subject to the lock-up provisions set forth in the Amended and Restated Bylaws of the Issuer and the Registration Rights Agreement (as defined below). The Reporting Person serves as a member of the Board and as President and Chief Executive Officer of the Issuer, and in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right to change its purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)

The Reporting Person directly owns 14,681,204 shares of Common Stock, and indirectly owns 1,217,906 shares of Common Stock through the Phares 2021 GRAT dated July 9, 2021, of which the Reporting Person is a trustee. The Reporting person has also been granted 44,328 options that have vested or will vest within 60 days of this filing and 132,985 options granted to the Reporting Person that will vest more than 60 days from the date of this filing. The Reporting Person’s holdings represent an aggregate of approximately 35.85% of the Issuer’s issued and outstanding shares of Common Stock (based on 44,848,686 shares of Common Stock outstanding as of October 7, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on October 7, 2022).

The information set forth in Item 3 of this Schedule 13D regarding certain contingent rights to receive additional Common Stock is hereby incorporated by reference into this Item 5(a).

(b)	The Reporting Person has the sole power to vote and dispose of 16,074,423 shares of Common Stock. The Reporting Person has the shared power to vote or dispose of zero (0) shares of Common Stock.

(c)	Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by the Reporting Person during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Contemporaneously with the execution and delivery of the Business Combination Agreement, the Issuer and certain of the Legacy Dragonfly stockholders, including the Reporting Person, entered into the Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, (a) such stockholders agreed not to effect any sale or distribution of any shares held by any of them during the 180-day lock-up period, subject to (i) early release upon certain corporate transactions and (ii) certain limited permitted transfers where the recipient takes the shares subject to the restrictions in the Registration Rights Agreement and (b) certain parties are provided the right to demand registrations, piggy-back registrations and shelf registrations with respect to certain registrable securities. The Reporting Person is a party to the Registration Rights Agreement.

The Reporting Person is party to an employment agreement with the Issuer, dated as of January 1, 2022 and amended as of May 15, 2022, which is as Exhibit 99.4 hereto and is incorporated herein by reference. The Reporting Person is also party to an indemnification agreement with the Issuer, which requires the Issuer to indemnify him for certain expenses, including reasonable attorneys’ fees, incurred in actions or proceedings arising out of his service as a director and officer of the Issuer, subject to certain conditions.

The Reporting Person beneficially owns 177,313 options with a conversion price of $0.32 per option, which expire on May 13, 2032.

Except as disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

The foregoing description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 99.3 hereto and is incorporated herein by reference.

Item 7. Materials to Be Filed as Exhibits

Exhibit Number	Description of Exhibit

99.1	Agreement and Plan of Merger, dated as of May 15, 2022, by and among Chardan NexTech Acquisition 2 Corp., Bronco Merger Sub, Inc. and Dragonfly Energy Corp. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 16, 2022, and incorporated herein by reference).

99.2	Amendment to the Agreement and Plan of Merger, dated as of July 12, 2022, by and among Chardan NexTech Acquisition 2 Corp., Bronco Merger Sub, Inc. and Dragonfly Energy Corp. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on July 12, 2022, and incorporated herein by reference).

99.3	Form of Amended and Restated Registration Rights Agreement (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on May 16, 2022, and incorporated herein by reference).

99.4	Employment Agreement, dated as of January 1, 2022, by and between Legacy Dragonfly and Denis Phares. (filed as Exhibit 10.14 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 7, 2022, and incorporated herein by reference).

99.5	Amendment to Employment Agreement, dated as of May 15, 2022, by and between Legacy Dragonfly and Denis Phares. (filed as Exhibit 10.15 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 7, 2022, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2022

By:	/s/ Denis Phares
Denis Phares